SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of,	October	2012
Commission File Number	001-31395
Sonde Resources Corp.
(Translation of registrant’s name into English)
Suite 3200, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	News Release, dated October 2, 2012.

Document 1

For Immediate Release	October 2, 2012

Sonde Resources Corp. Announces Third Quarter Activity and North Africa Update

CALGARY, ALBERTA--(Marketwire – October 2, 2012) – Sonde Resources Corp. ("Sonde" or the "Company") (TSX: SOQ) (NYSE MKT LLC: SOQ) would like to update the status of its activities since its Second Quarter Earnings call.

North Africa - Joint Oil Block

Sonde met with representatives of Joint Oil the week of September 17th in Calgary and will be meeting with Joint Oil and its shareholders the week of October 8th in Tunisia.  Points of discussion include:

•
History of activities – beginning with the drilling of Zarat North – 1 appraisal well, 513 sq. km. of 3-D seismic, and review of the plan of development and ongoing exploratory program, including discussing the status of finding a suitable drilling rig and financial partner.

•	Overview of the Joint Oil Block exploration potential and implications of the Gulf of Gabes inert and acid gas consortium.
•	The status of unitization discussions and the path forward in meeting Sonde’s exploratory well commitment.

Sonde continues to look for a partner to finance its obligations.  It continues to pursue unitization plan of development discussions and participate in the consortium work on inert and acid gases in the Gulf of Gabes.  Sonde will provide further updates on North Africa as information becomes available.

Western Canada

Michichi
Two of Sonde’s three short radius horizontal wells have begun production.  The 6-17-31-17W4 had a 5-day initial production (IP) of 205 boe/d (190 barrels of oil + 90 Mcf) and the 12-7-31-17W4 had 5-day IP of 158 boe/d (144 barrels of oil + 90 Mcf). Most of the frac oil has been produced back from these wells during the early production phase.  We expect to have the third well tied-in shortly and will provide an update when a reliable IP has been established.

Sonde is encouraged by the IP and high oil cut of these wells, by ongoing production from its late 2011 13-17 well, and by the production rates and declines from nearby competitor wells.  The

Company has identified another 20 horizontal infill locations on Sonde land for execution in 2013 and beyond.

Mannville “I” Waterflood
Sonde has completed an extensive waterflood modeling effort on its Mannville “I” oil pool, and has six months of data on the 5-well waterflood pilot project initiated in March 2012.  The Company is pleased with the results of both efforts, recognizes the possibility of a substantial un-booked oil resource, and has presented resulting conclusions to its Canadian Reserves Auditors (GLJ Petroleum Consultants Ltd.) for consideration as an addition to year-end 2012 reserve additions.

Montney
Sonde has initiated a 14-30 day test to flow back its initial Montney well to determine if initial high produced water volumes will decline, or can be adequately dealt with, to justify additional Montney drilling in the area. It is clear to Sonde that producible oil and gas is present on the new Ante Creek North subcrop edge, but economic development criteria remain to be established.  Sonde would expect to complete these tests to make this determination in the next 45 to 60 days.

Duvernay
Sonde has licensed its first Duvernay horizontal well and has continued to acquire oil-prospective acreage in the play.  The Company currently has approximately 85,000 net acres of Duvernay rights in the oil window in various parts of the basin where Sonde believes that improved reservoir quality will allow oil and condensate to be produced in commercial quantities. We have continued regional core studies and other geologic investigations of the oil phase of the play, and are highly encouraged by its prospectivity when compared against proven oil resource plays such as the Bakken and Eagleford. Recently-announced results from nearby competitor wells, such as the Athabasca 7-19-64-17W5 horizontal which tested 800 boe/d (650 barrels of 43 API oil + 1 MMcf) add further emphasis to the potential of this play.

Wabamun
Sonde has amassed approximately 45,000 net acres of highly prospective oil-oriented acreage in a new Wabamun horizontal play in NW Alberta, and recently worked-over an existing vertical well as proof-of-concept for this new play. We are very encouraged by early results from this demonstration project, with the well increasing in production from 34 boe/d (24 barrels of oil + 60 Mcf) before the new stimulation to 192 boe/d (132 barrels of oil + 360 Mcf) after the workover.  We will continue to monitor the performance of this well, and are currently submitting horizontal drilling permit applications for two new wells in the area.

Shut-in Natural Gas Wells
Beginning in February 2012, Sonde shut-in approximately 550 boe/d (3 MMcf/d + 50 barrels of ngl/d) due to a steep decline in natural gas prices and resulting profit margins. We continue to evaluate the potential profitability of resuming some or all of this production and as of early September are seeing prices that warrant returning much of this gas to sales. Over the next 30 days Sonde expects to restore up to 50% of this shut in production.  We are also evaluating opportunities to add older suspended gas wells to our workover/re-entry program to further increase natural gas sales before the end of the year.

Cash Position

Sonde currently has $25.0 million in cash or invested in short term securities.  Our $30 million bank line remains undrawn.  Our capital plans and commitments are totally discretionary in Western

Canada.  North African expenditures are limited at this time to normal office operating expenditures.

We anticipate that our third quarter netback (cash flow before capital expenditures) will approximate $1.0 million with third quarter average production of approximately 2,100 boepd.

Sonde’s CEO, Jack Schanck, stated “Our focus for the fourth quarter is to continue the discussions with Joint Oil in an attempt to resolve the exploration commitment timing. Additionally, Sonde will continue to forge ahead with unitization and unit plan of development discussions, as well as the consortium study on inert and acid gases in the Gulf of Gabes. Sonde is also continuing its marketing efforts with Merrill Lynch Bank of America to find a partner to finance Sonde’s obligations.  Western Canada operations are focused on bringing our remaining Michichi well on line and testing our Montney well.  We are excited by the potential of approximately 225,000 exploration acres in our portfolio evidenced by our recent successes, and will continue to pursue drilling opportunities on this acreage.”

Sonde Resources Corp. is a Calgary, Alberta, Canada based diversified global energy company engaged in the exploration and production of oil and natural gas.  Its operations are located in Western Canada and Offshore North Africa.  See Sonde’s website at www.sonderesources.com to review further detail on Sonde’s operations.

Non-IFRS Measures – This document contains references to netback, which is not defined under IFRS as issued by the International Accounting Standards Board and is therefore a non-IFRS financial measure that does not have any standardized meaning prescribed by IFRS and is therefore, unlikely to be comparable to similar measures presented by other issuers.

Boe Presentation – Production information is commonly reported in units of barrel of oil equivalent ("boe"). For purposes of computing such units, natural gas is converted to equivalent barrels of oil using a conversion factor of six thousand cubic feet to one barrel of oil. This conversion ratio of 6:1 is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Such disclosure of boes may be misleading, particularly if used in isolation. Additionally, given the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing conversion ratio of 6:1 may be misleading as an indication of value.  Readers should be aware that historical results are not necessarily indicative of future performance. Natural gas production is expressed in thousand cubic feet (“mcf”). Oil and natural gas liquids are expressed in barrels (“bbls”).

This news release contains "forward-looking information" within the meaning of applicable Canadian securities laws and "forward looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements include, among others, those concerning our anticipated operational plans and activities regarding third quarter netback and production estimates.  Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, operating conditions, management's expectations regarding future growth, plans for and result of drilling activity, availability of capital, future commodity prices and differentials and capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve and resource estimates; the uncertainty of estimates and projections in relation to production;  the uncertainty of the costs of production and sales price received for production; risks affecting Sonde’s ability to execute projects and market oil and natural gas; risks inherent in operating in foreign jurisdictions and negotiating with foreign governments; the ability to attract and retain key personnel; and the inability to raise additional capital. Additional assumptions and risks are set out in detail in our Annual Information Form, available on SEDAR at www.sedar.com., and the Corporation's annual reports on Form 40-F on file with the U.S. Securities and Exchange Commission.

Although we believe that the expectations reflected in the forward-looking information or forward-looking statements are reasonable, prospective investors should not place undue reliance on forward-looking information or forward-looking statements because Sonde can provide no assurance those expectations will prove to be correct. We base our forward-looking statements and forward-looking information on information currently available and do not assume any obligation to update them unless required by law.

For Further Information Please Contact:

Sonde Resources Corp.
Suite 3200, 500 - 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6

Kurt A. Nelson
Chief Financial Officer
Phone: (403) 503-7944
Fax: (403) 216-2374

www.sonderesources.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONDE RESOURCES CORP.
(Registrant)
Date:	October 2, 2012	By:	/s/ William K. Dirks
Name: William K. Dirks Title: Chief Operating Officer